Exhibit 4.1

ANY DISPUTE CONCERNING THIS CONTRACT IS SUBJECT TO MEDIATION AND ARBITRATION IN CHARLESTON, SOUTH CAROLINA, PURSUANT TO THE UNIFORM ARBITRATION ACT OF THE STATE OF SOUTH CAROLINA, SECTION 15-48-10 ET. SEQ. CODE OF LAWS OF SOUTH CAROLINA, 1976, AS AMENDED.

DISTRIBUTION AND LICENSE AGREEMENT

THIS AGREEMENT, dated this 8th day of February, 2016 (“Effective Date”), is entered into by and between ROBOFUSION, INC., a Delaware corporation, with its principal place of business located at 2300 Clements Ferry Road Suite 204, Charleston, South Carolina 29492 (“RFI”) and FRESH HEALTHY VENDING INTERNATIONAL, INC., a Nevada corporation, with its principal place of business located at 2620 Financial Court, Suite 100, San Diego, California 92117 (“FHV”).

WHEREAS, RFI is the sole and exclusive owner of the brand name Reis & Irvy’s and product know-how, marks, trade names, patents, software, other intellectual property, and proprietary information and systems related to frozen yogurt vending kiosks/cubes (“Proprietary Marks and Systems”) including, but not limited to, United States Patent & Trademark Office Trademark Registration No. 4530264; and

WHEREAS, RFI has the power and authority to grant to FHV the right, privilege and license to use the Proprietary Marks and Systems on or in association with the frozen yogurt vending kiosks/cubes goods covered by the Proprietary Marks and Systems and any future modifications thereto (the “Licensed Products”); and

WHEREAS, FHV has represented that it has the desire and ability to purchase, use, market and distribute the Licensed Products in the United States of America and its territories (excluding Puerto Rico) and Canada (“Territory”) as a franchisor to third-parties through franchise agreements (“Franchisees”) and as a seller to purchasers who will self-operate the Licensed Products and to use the Proprietary Marks and Systems on or in association with the Licensed Products; and

WHEREAS, FHV desires to obtain from RFI and RFI desires to grant to FHV a license to purchase, use, market and distribute the Licensed Products in the Territory as a franchisor to Franchisees and to use the Proprietary Marks and Systems on or in association with the Licensed Products; and

WHEREAS, FHV and RFI are in agreement with respect to the terms and conditions upon which FHV shall use the Proprietary Marks and Systems;

NOW, THEREFORE, in consideration of the promises and agreements set forth herein, the parties, each intending to be legally bound hereby, do promise and agree as follows.

1.            LICENSE GRANT.

A.            RFI hereby grants to FHV an exclusive license to purchase, use, market, and distribute the Proprietary Marks and Systems on or in association with the Licensed Products in the Territory, as well as on packaging, promotional and advertising material associated therewith. In addition, RFI acknowledges and agrees that FHV shall be permitted to sublicense the Proprietary Marks and Systems to Franchisees or others at its discretion, in accordance with and in order to effect the purposes of this Agreement.

B.            Any and all relevant inquiries received by RFI for potential sales of the Licensed Products in the Territory shall be directed to FHV, within seven (7) days of RFI’s receipt of such inquiries, and shall become the property of FHV.

C.            Notwithstanding anything to the contrary set forth herein, RFI shall retain control over the [*****] frozen yogurt vending kiosks/cubes currently in operation and [*****] frozen yogurt vending kiosk/cube order being fulfilled in Canada. The [*****] locations are listed in Exhibit A, which is attached hereto and incorporated by reference as if set forth fully herein. In the event that FHV needs to control the frozen yogurt kiosks/cubes currently in operation in order to present an Item 19 disclosure in its Franchise Disclosure Document, RFI will work with FHV to create an acceptable structure for FHV to control those machines.

D.            Notwithstanding anything to the contrary set forth herein, RFI retains the right to sell and market the Licensed Products with the Proprietary Marks and Systems outside of the Territory; however, RFI acknowledges and agrees that FHV shall have a right of first refusal to match any agreement RFI reaches regarding license opportunities outside of the Territory.

E.            Notwithstanding anything to the contrary set forth herein, RFI may sell and market the Licensed Products with the Proprietary Marks and Systems in the Territory if, and only if, such sale involves a customer with 25 or more frozen yogurt vending kiosks/cubes opportunities. To qualify as a sale under this Section 1.E., the purchaser must self-operate the frozen yogurt vending kiosks/cubes or utilize any other suitable method of operation. Moreover, RFI shall not be permitted to sell or market to any locations already secured by FHV for its Franchisees, assuming FHV has not breached anything in this Agreement.

2.            TERM OF THE AGREEMENT. This Agreement and the provisions hereof, except as otherwise provided, shall be in full force and effect commencing on the Effective Date and shall extend for ten (10) years (“Initial Term”). FHV shall have the right to extend the Initial Term for additional 5-year terms (“Extended Term(s)”) at no additional costs under suitable terms to both parties. The Extended Term(s) shall commence immediately upon expiration of the Initial Term or Extended Term(s) unless otherwise terminated pursuant to Section 8 herein.

3.	COMPENSATION.

A.            In consideration for the licenses and rights granted hereunder, FHV agrees to pay RFI [*****] in two equal installments: (i) [*****] upon full execution of this Agreement; and
(ii) [*****] upon delivery of a fully working prototype, which shall be delivered from the warehouse in [*****] to FHV’s corporate offices within 90 days after execution of this Agreement and payment of the initial [*****] installment.

B.            In addition, FHV agrees to purchase the Licensed Products (Robofusion frozen yogurt CUBES) from RFI at the following rates: (i) [*****] per unit for the first [*****] units;
(ii) [*****] per unit for units [*****] through [*****]; and (iii) [*****] per unit after the first
[*****]. Unit counts shall be cumulative and not reset on a monthly, yearly or other periodic basis.

C.            Beginning with its first order, FHV agrees to purchase a minimum of [*****] Licensed Products per month based on a rolling three-month average. The minimum monthly purchase commitment will continue for the duration of this agreement.

D.            Notwithstanding anything to the contrary set forth herein, the discounts referenced in Section 3.B shall be effective so long as FHV meets its minimum purchase requirements described in Section 3.C.

E.            FHV shall pay RFI for the Licensed Products in the following manner: (i) 50 percent with each purchase order; (ii) 40 percent seven days prior to shipment and following inspection and approval of the Licensed Products to be shipped, with such inspection to be performed by FHV or its designated agents; and (iii) 10 percent upon receipt and approved inspection. RFI shall provide FHV with proof of shipping as soon as such proof is provided to RFI. If RFI fails to pay the manufacturer within 14 days of receiving the 40 percent installment payment from FHV, RFI waives its right to the final 10 percent installment payment.

F.            RFI shall be responsible for all manufacturing and delivery costs of the Licensed Products. The Licensed Products shall be delivered FOB to San Diego in quantities reasonable for 20- or 40-foot containers.

G.            FHV shall be responsible for any taxes and duties owed for the Licensed Products at the point of delivery.

4.                  POTENTIAL EFFICIENCIES AND COST SAVINGS. The parties acknowledge that certain manufacturing efficiencies and cost savings may be achieved if the Licensed Products are manufactured in large quantities or with technological or manufacturing modifications. The parties also acknowledge that FHV may contribute capital to assist in achieving such efficiencies. To the extent FHV contributes capital to achieve such efficiencies and/or cost savings, RFI agrees to reduce FHV’s per-unit purchase price in Section 3.B.

5.	WARRANTIES AND OBLIGATIONS.

A.            RFI represents and warrants that it is the sole unencumbered absolute legal and beneficial owner of the Proprietary Marks and Systems and all other rights associated with the Licensed Products, that it has the right and power to grant the licenses granted herein, and that there are no other agreements with any other party in conflict herewith.

B.            RFI further represents and warrants that to the best of its knowledge, the Proprietary Marks and Systems and Licensed Products do not infringe any valid right of any third party.

C.            RFI shall be solely responsible for the manufacture and production of the Licensed Products through an arrangement with a manufacturer in [*****] or wherever else it may choose to manufacture or have manufactured.

D.            RFI shall manufacture or cause to have manufactured the Licensed Products to its own specifications and at all times use its reasonable effort to ensure that the Licensed Products are of the highest quality possible.

E.            RFI shall provide FHV with a one-year warranty, covering parts and labor, on the Licensed Products. FHV shall arrange for any maintenance and repair work to be performed under the one-year warranty and shall deliver to RFI reasonable invoices for such repairs and maintenance. RFI shall be responsible for paying said invoices. RFI agrees to provide a commercially reasonable amount of spare parts to keep the Licensed Products in working order and full operation.

F.            For the Term of this Agreement, RFI agrees to assign and transfer to FHV its entire right, title and interest in and to the domain name “www.reisandirvys.com” (hereinafter the “Domain Name”), related trademark rights, and all internet traffic to the Domain Name (collectively referred hereto as the “Website Property”). However, FHV agrees to leave up and not interfere (unless Robofusion agrees) with any other Reis and Irvy’s web properties such as, for example, www.reisandirvys.com.au).

i.            FHV shall be free to revise the website related to the Domain Name. RFI hereby represents and warrants that, to the best of its knowledge, RFI is the sole lawful owner of and has good and marketable title to the Website Property free and clear of any and all liens and encumbrances, and that RFI has full legal right, power and authority to assign and transfer the Website Property.

ii.            RFI also warrants that it does not currently know of and has no reason to know of any third party claim to any right, title, or use of the Website Property and that RFI will not execute any agreement in conflict with this Agreement.

iii.            Upon receipt of the first installment payment under Section 3.A of this Agreement, RFI will take all actions that may be necessary or desirable to protect and perfect FHV’s title to the Website Property, including but not limited to, authorizing the change of registered ownership of the Domain Name with InterNic or other authorized entity.

iv.            RFI agrees to take any actions necessary or desirable to effect the transfer of the Domain Name to a primary and secondary hosting service to be designated by FHV.

v.            FHV shall include on the home page of its website a link that sends location inquiries and international inquires (as opposed to franchise inquiries) to a generic email address to which RFI will have access. Also, FHV will, within 7 days, send any inquiry to Robofusion that is of the nature of this type.

G.            In the event any Licensed Product malfunctions as a result of a design, manufacturing or technical issue that cannot be repaired in accordance with Section 5.E, FHV shall immediately notify RFI of such malfunction, and RFI agrees to resolve any such issues within a commercially reasonable amount of time, and utilizing commercially reasonable solutions, to minimize the time that the Licensed Products might be out of service. If RFI desires or agrees that the Licensed Product needs to be shipped to RFI for repairs, such shipment shall be at RFI’s expense.

H.            FHV shall be responsible for the sale and distribution of the Licensed Products and will bear all related costs associated therewith.

I.            RFI understands that FHV intends to introduce and market the Licensed Products in the Territory on or before [*****], 2016. RFI will use best efforts to deliver the prototype to FHV within 90 days of signing of this agreement by both parties and transfer of the initial payment to RFI by FHV. Provided all payment obligations have been met by FHV, RFI will ship the first container with FHV’s initial order (a minimum full 20-foot container) 90 days after FHV has approved the prototype. In addition, immediately following execution of this Agreement,  RFI will provide FHV with updates every two weeks regarding the status of the prototype. The parties agree to cooperate in any reasonably necessary way to ensure the prototype delivery deadline is met.

J.            Beginning with its first order, FHV agrees to purchase a minimum of [*****] Licensed Products per month based on a rolling three-month average and for the duration of this agreement. In addition, FHV’s minimum monthly obligations shall not apply during any time that the Licensed Products are experiencing a design, technical or manufacturing malfunction that requires RFI to halt manufacturing while such malfunction is corrected or repaired.

6.	NOTICES, QUALITY CONTROL AND PROTOTYPES.

A.            The licenses granted hereunder are conditioned upon FHV’s full and complete compliance with the marking provisions of the patent, trademark and copyright laws of the United States and other jurisdictions in the Territory.

B.            The Licensed Products, as well as all promotional, packaging, and advertising material relative thereto, shall include any and all appropriate legal notices as required by RFI.

C.            Prior to the commencement of manufacture and sale of the Licensed Products, RFI shall deliver to FHV a fully working prototype in accordance with Section 3.A above. Once the prototype has been approved by FHV, which approval shall occur within 14 days of FHV’s receipt of the prototype, RFI shall not materially depart therefrom without FHV’s prior express written consent, which shall not be unreasonably withheld.

D.            RFI agrees to permit FHV or its representative to inspect the facilities where the Licensed Products are being manufactured.

7.	PATENTS, TRADEMARKS AND COPYRIGHTS.

A.            RFI shall seek, obtain and, during the Term of this Agreement, maintain in its own name and at its own expense, appropriate protection for the Proprietary Marks and Systems, and RFI shall retain all right, title and interest in the Proprietary Marks and Systems as well as any modifications made to the Proprietary Marks and Systems by FHV. FHV agrees that its use of the Proprietary Marks and Systems inures to the benefit of RFI and that FHV shall not acquire any rights in the Proprietary Marks and Systems other than those granted by this Agreement.

B.            The parties agree to execute any documents reasonably requested by the other party to effect any of the above provisions.

C.            FHV acknowledges RFI’s exclusive rights in the Proprietary Marks and Systems and, further, acknowledges that the Proprietary Marks and Systems are unique and original to RFI and that RFI is the owner thereof. FHV shall not, at any time during or after the effective

Term of the Agreement dispute or contest, directly or indirectly, RFI’s exclusive right and title to the Proprietary Marks and Systems or the validity thereof.

8.	TERMINATION OR EXPIRATION.

A.            In addition to the termination rights that may be provided elsewhere in this Agreement, either party may terminate this Agreement upon thirty (30) days written notice to the other party in the event of a breach of a material provision of this Agreement by the other party, provided that, during the thirty (30) day period, the breaching party fails to cure such breach. Upon expiration or termination, all payment obligations shall be accelerated and shall immediately become due and payable.

B.            Upon expiration or termination of this Agreement, FHV shall cease offering the Licensed Products. Notwithstanding the preceding sentence, existing operations of the Licensed Products sold prior to any such expiration or termination shall continue, FHV shall be permitted to collect royalties from such Licensed Products sold prior to expiration or termination, and RFI shall continue to comply with the warranty and maintenance obligations in Section 5.E.

9.	CESSATION OF BUSINESS.

A.            RFI. In the event RFI ceases to be able to continue conducting business, either voluntarily or involuntarily, FHV shall be permitted to manufacture or have manufactured, at its sole cost and expense, the Licensed Products for FHV’s own business operations. In such case, RFI shall assist as necessary or reasonably desirable to ensure that FHV has all rights and know- how, including, but not limited to, assignment of all intellectual property, including, but not limited to, the software and source code related to the Licensed Products, and disclosure of all technical information and specification, necessary to manufacture or have manufactured the Licensed Products. In such event, FHV shall have no further obligations to RFI except for those provisions of the Agreement that, by their nature, survive termination

B.            FHV. In the event FHV ceases to be able to continue conducting business, either voluntarily or involuntarily, this Agreement shall terminate automatically, and RFI shall have no further obligations to FHV except for those provisions of the Agreement that, by their nature, survive termination.

10.            INFRINGEMENTS. If an action for infringement of the rights licensed in this Agreement is brought, each party shall execute all papers, testify on all matters, and otherwise cooperate in every way necessary and desirable for the prosecution of any such lawsuit.

11.	INDEMNITIES.

A.        Mutual. The parties shall defend and indemnify each other from any loss, damages and costs incurred as a result of the breach of any of their duties under this Agreement or for the negligent acts of that party’s employees or other representatives operating within the scope of their authority; provided that in no event shall a party be responsible to the other for any compensation, reimbursement or damages on account of the loss of prospective profits or anticipated sales nor for expenditures, investments, lease commitments, property improvements or other commitments made in connection with the business or goodwill of the other party.

B.        Intellectual Property. RFI warrants that the Proprietary Marks and Systems and Licensed Products do not infringe upon the patent or other intellectual property rights of any third party currently known to the extent that it is manufactured in accordance with information or design provided by RFI. RFI shall indemnify FHV from any cost, expense or damage to the extent that it is based upon a claim that the Proprietary Marks and Systems or Licensed Products purchased by FHV infringes an applicable U.S. patent and trademark; provided that FHV shall promptly notify RFI of such claim, permit RFI to assume control of the defense of such claim, and fully cooperate in the defense of such claim. If the use or sale of the Proprietary Marks and Systems or Licensed Products is enjoined by order or settlement, then FHV shall have the option to (1) procure for FHV the right to continue using or selling the Licensed Products, (2) replace the Licensed Products with non-infringing Licensed Products, (3) modify the Licensed Products so they become non-infringing, or (4) accept return of the infringing Licensed Products and grant FHV a credit for its purchase price.

C.        Operation of the Licensed Products. FHV shall defend, indemnify and hold harmless RFI from any liability or claims resulting from FHV’s or FHV’s franchisees’ and other customers’ operation of properly performing Licensed Products in accordance with proper use.

12.            INSURANCE. Each party shall, throughout the Term of the Agreement, obtain and maintain at its own cost and expense from a qualified insurance company standard Product Liability Insurance naming the other party as an additional named insured. Such policy shall provide protection against any and all claims, demands and causes of action arising out of any defects or failure to perform, alleged or otherwise, of the Licensed Products or any material used in connection therewith or any use thereof. The amount of coverage shall be not less than [*****] per occurrence and general aggregate coverage of [*****] for a single claim bodily image and/or property damage. The policy shall provide for ten (10) days’ notice to a party from the insurer by Registered or Certified Mail, return receipt requested, in the event of any modification, cancellation or termination thereof. The parties agree to furnish each other a certificate of insurance evidencing same within thirty (30) days after execution of this Agreement.

13.	JURISDICTION AND DISPUTE RESOLUTION.

A.            This Agreement shall be governed and interpreted in accordance with the laws of the State of South Carolina.

B.            In the event of any controversy, claim or dispute arising out of or relating to this Agreement or the breach, termination, enforcement or interpretation thereof, the parties agree to enter into discussions with each other in an effort to resolve any controversy, claim or dispute. If the discussions do not resolve the matter within 30 days of written notice of the controversy, claim or dispute, the parties agree to pursue resolution through non-binding mediation using a mediator experienced in the subject matter of this Agreement. If mediation does not resolve the matter within 120 days of written notice of the controversy, the party alleging the controversy, claim or dispute may pursue its claims in an appropriate court in either Berkeley County or Charleston County, South Carolina.

C.            If a party fails to file a statement of defense within the time established by the tribunal without showing sufficient cause for such failure, as determined by the tribunal, or if a party, duly notified, fails to appear at a hearing without showing sufficient cause for such failure, as determined by the tribunal, the tribunal may proceed with the arbitration; or if a party, duly invited to produce evidence or take any other steps in the proceedings fails to do so within the time established by the tribunal without showing sufficient cause for such failure, as determined by the tribunal, the tribunal may make the award on the evidence before it.

D.            A court or arbitrator may allocate all or part of the costs of the lawsuit or arbitration, including the fees of the arbitrator and the reasonable attorney’s fees of the prevailing party.

14.            AGREEMENT BINDING ON SUCCESSORS. The provisions of this Agreement shall be binding on and shall inure to the benefit of the parties hereto, and their heirs, administrators, successors, and assigns.

15.            WAIVER. No waiver by either party of any default shall be deemed as a waiver of prior or subsequent default of the same or other provisions of this Agreement.

16.            SEVERABILITY. If any term, clause, or provision of this Agreement is held invalid or unenforceable by a court of competent jurisdiction, such invalidity shall not affect the validity or operation of any other term, clause or provision and such invalid term, clause or provision shall be deemed to be severed from the Agreement.

17.            RELATIONSHIP. This Agreement creates no relationship of employer and employee, agent and principal, partnership or joint venture. RFI and FHV are independent contractors and neither party is the legal representative or agent of the other party in any respect and is not authorized to assume or create any obligation or liability of any kind on behalf of the other party. Neither party may make any promises or representations in the name of the other.

18.            ASSIGNABILITY. The parties acknowledge and agree that the license granted to FHV hereunder may be sublicensed in accordance with Section 1.A. The parties further acknowledge and agree that either party shall be permitted to assign or transfer this Agreement to a purchaser of all or a portion of that party’s business that implicates this Agreement.

19.            FORCE MAJEURE. If the performance of any obligation of this Agreement except for the payment of money is prevented, restricted, or interfered with by reason of strike, labor dispute, natural disaster, war, the acts of government or any other cause outside the reasonable control of the parties, then the party so affected shall give prompt notice to the other party and shall be excused from such performance to the extent made necessary by such event.

20.            NOTICES. All notices required or permitted by this Agreement shall be in writing, in English, and may be delivered personally, or may be sent by prepaid recorded delivery (e.g., FedEx), registered prepaid mail with return receipt requested, or by facsimile transmission, or other electronic means of written communication with a copy to be dispatched by registered prepaid airmail return receipt requested by the close of the next following business day.

Notices Sent to RFI shall be addressed to: Robofusion, Inc.

Attn: Allan Jones
2300 Clements Ferry Road

Charleston, SC 29492 Fax:

With a copy to:

Fax:

Notices Sent to FHV shall be addressed to: Fresh Healthy Vending

Attn: Nicholas Yates, Chairman
2620 Financial Court
Suite 100
San Diego, CA 92117 Fax: 858.210.4258

21.	CONFIDENTIALITY.

A.            In the course of performing its duties hereunder either party may become aware of confidential information of the other, including, but not limited to, trade secrets under the Uniform Trade Secrets Act, technical product data, software programs, software code, designs, prototypes, methods, techniques, business plans, product pricing, sales goals, marketing information and other information not generally available to the public (collectively, “Confidential Information”). Each party shall maintain in confidence and, except as provided in this Agreement, not use for its own benefit, directly or indirectly any Confidential Information received from the other or any of its suppliers or purchasers during the term of this Agreement and shall not publish, disseminate, or disclose such information except to the extent necessary to carry out its duties hereunder without the express written permission of the other. The parties shall use at least the same degree of care to protect the Confidential Information of the other, its suppliers, or purchasers as it does to protect its own Confidential Information and in all cases commercially reasonable efforts. This obligation shall not apply to Confidential Information which (a) was known to the recipient prior to disclosure by the other party or it supplier as evidenced by the party's prior written record, (b) is disclosed to the recipient by a third party without violation of any obligation of confidentiality to the other, (c) becomes public knowledge without the breach of any obligation of confidentiality. All Confidential Information shall be returned to the originating party at the request of the recipient party upon the termination or expiration of this Agreement, with the exception of a single copy which may be retained in a confidential file solely for the purpose of determining compliance with this paragraph. The covenants contained in this Section 21 shall expire five (5) years after the termination or expiration of this Agreement. Each party acknowledges that the other party will be irreparably damaged if the covenants contained in this Section 21 are not specifically enforced. The provisions of this Section 21 may be enforced by injunctive relief restraining any violation (without any bond or other security required) or any other appropriate decree of specific performance, such remedies shall not be exclusive and shall be in addition to any other remedy which an injured party may have.

B.            Notwithstanding anything to the contrary set forth herein, no party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed; provided that any party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement, or regulations relating thereto, concerning its publicly traded securities (or upon advice of counsel such release or announcement is appropriate or desirable under or in light of such laws, agreements and regulations).

C.            Notwithstanding anything to the contrary set forth herein, the parties may reveal Confidential Information to their management groups or their professional advisors (including lenders, prospective financing sources, counsel and accountants).

22.            GOVERNMENTAL APPROVAL. As promptly as possible after execution of this Agreement, RFI agrees to submit copies of this Agreement to any governmental agency in any country where approval of a license agreement is necessary and agrees to promptly prosecute any such application diligently. This Agreement shall only become effective in such country or countries upon receipt of appropriate approval from the applicable governmental agency.

23.            FURTHER ASSURANCE. The parties agree to execute all further documents as may be necessary or reasonably desirable to give full effect to the terms of this Agreement and to protect the rights of the parties under it.

24.            INTEGRATION. This Agreement constitutes the entire understanding of the parties, and revokes and supersedes all prior agreements between the parties, including any option agreements which may have been entered into between the parties, and is intended as a final expression of their Agreement. It shall not be modified or amended except in writing signed by the parties hereto and specifically referring to this Agreement. This Agreement shall take precedence over any other documents which may be in conflict with said Agreement.

25.            AMENDMENTS. Any amendment to this Agreement must be in writing and signed by an authorized person of each party.

26.            CONSTRUCTION. The headings or titles preceding the text of the Sections and Subsections of this Agreement are inserted solely for convenience of reference and shall not constitute a part of this Agreement, nor shall they affect the meaning, construction, or effect of this Agreement. Both parties have participated in the negotiation and drafting of this Agreement.

IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have each caused to be affixed hereto its or his/her hand and seal the day indicated.

ROBOFUSION, INC. (“RFI”)	FRESH HEALTHY VENDING INTERNATIONAL, INC. (“FHV”)

By:	By:
Allan S. Jones	Nicholas Yates
Title: President	Title: Chairman
Date:	Date:

EXHIBIT A

The following [*****] locations are the locations referenced in Section 1.C. of the Agreement: